

August 3, 2021

Barry Engle
Chief Executive Officer
Lilium B.V.
505 Montgomery Street, Suite 1100
San Francisco, CA

> **Re: Lilium B.V.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed August 2, 2021**
> **File No. 333-255800**

Dear Ms. Engle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4

General

1. We note your disclosure Palantir Technologies Inc. entered into a subscription agreement on March 30, 2021, and has committed to purchasing $41 million of Holdco Class A Shares in the PIPE transaction. We also note your disclosure that on March 28, 2021, Lilium entered into a non-cancelable purchase obligation for a Palantir Foundry cloud subscription for $50 million payable over five years. Please revise your disclosure to clarify whether Lilium's purchase obligation is contingent upon Palantir's PIPE commitment. Please also disclose whether the funds from the Trust and PIPE will be used to pay any of Lilium's $50 million purchase commitment. Please consider including any appropriate risk factor disclosure related to your agreement with Palantir. Please also disclose the material terms of your agreement with Palantir and file it as an exhibit.

   You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 at if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing